                                                                       September 11, 2006

FOIA confidential treatment requested by
MQ Associates, Inc. pursuant to
17 C.F.R. 200.83

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ms. Jenkins,

This is to advise you that pursuant to 17 C.F.R. 200.83, MQ Associates, Inc., (also referred to as “MQ,” “we,” “our” and the “Company”) requests confidential treatment under the Freedom of Information Act of selected portions of this letter as marked.

In accordance with the forgoing regulation, please promptly notify our General Counsel, Todd W. Latz, of any request under the Freedom of Information Act for access to the selected portions of this letter for which MQ requests confidentiality.  Any such notification should be directed to Mr. Latz at the following address:  MQ Associates, Inc., 4300 North Point Parkway, Alpharetta, Georgia 30022.  In addition, he can be reached by telephone at (678) 992-7338.  Any questions related to the requests for confidential treatment, and all other notices issued with respect thereto, should be so directed.

On behalf of MQ, I submit this letter in response to the comments of the staff of the Securities and Exchange Commission (“SEC Staff”) in your letter dated August 3, 2006.  In that letter you issued five comments and requested that we revise our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”), and advise you as to timing of our amendments to the Forms 10-K for the fiscal years ended December 31, 2001 and 2000 and Forms 10-Q for each of the three quarterly periods in 2003.

We have reproduced each comment below retaining the numbering from the August 3, 2006 comment letter.  The text of each comment appears in italics and our response immediately follows.  Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the 2004 Form 10-K.  Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions in the 2004 Form 10-K.

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

Introduction

As background to this response letter, we have engaged in extensive and effective remedial actions as a result of the restatements disclosed in the 2004 Form 10-K.  We are a very different company that is managed by a new Chief Executive Officer and Chief Financial Officer who have stabilized operations, implemented new systems and controls and strived to instill a new corporate culture.

As disclosed in prior periodic reports, during the third quarter of fiscal 2005 we conducted a consent solicitation of our public noteholders for both the 11 7/8% Senior Subordinated Notes (“11 7/8% Notes”) issued by our wholly-owned subsidiary MedQuest, Inc. and the 12 1/4% Discount Notes (“12 1/4% Notes”).  We sought consents to the amendments and waivers from the holders of at least a majority in principal amount at maturity of the 11 7/8% Notes and at least a majority in principal amount of the 12 1/4% Notes (the “Requisite Consents”). We also sought and received certain releases from holders of the 11 7/8% Notes and/or 12 1/4% Notes.

On August 15, 2005, after having received the Requisite Consents, we and the trustee under the indentures governing the 11 7/8% Notes and the 12 1/4% Notes executed and delivered supplemental indentures (the “Supplemental Indentures”).  The Supplemental Indentures became effective on September 7, 2005, when we accepted the consents pursuant to the terms and conditions of the consent solicitations.  In addition, each holder of the 11 7/8% Notes and the 12 1/4% Notes that consented to the amendments and waivers released us from any and all claims and matters referring to, relating to, or arising from our restatement of our previously filed financial statements, including any governmental investigations.  These consents and releases were obtained from greater than 99.5% of the holders of each of the 11 7/8% Notes and the 12 1/4% Notes.

The Supplemental Indentures (i) suspended until December 31, 2005 our obligation to comply with the covenant in each of the indentures requiring timely filing of periodic reports with the SEC, (ii) waived all defaults in connection with our failure to comply with the financial reporting and related delivery covenants, (iii) required that we file with the SEC a Current Report on Form 8-K on a monthly basis containing selected financial and operational information until the earlier of (a) the date that we filed with the SEC our 2004 Form 10-K and all other past due periodic reports required to be filed or (b) December 31, 2005, and (iv) amended the restricted payment covenant to provide that, at any time after June 30, 2006, we may pay a cash dividend or distribution to, or purchase, acquire or redeem capital stock in an amount up to $10 million if we meet a specified leverage ratio set forth in the Supplemental Indentures.

Pursuant to the consummated consent solicitations and in consideration of the financial and operational information delivered in connection therewith, the holders of 11 7/8% Notes and/or 12 1/4% Notes waived all defaults in connection with our failure to comply with the financial reporting and related delivery covenants in the indentures governing those notes. In addition, as previously mentioned, 99.5% of the noteholders also released us from any and all claims and matters referring to, relating to, or arising from our restatement of our previously filed financial statements, including any governmental investigations.

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

As we have previously disclosed in our public filings, MQ is currently subject to a formal inquiry by the SEC’s Division of Enforcement.  In addition, the U.S. Attorney’s Office had opened an investigation related to our restatement of prior period financial statements; however, the U.S. Attorney’s Office has informed us that they have terminated their investigation.  * * * FOIA confidential treatment requested by MQ Associates, Inc. pursuant to C.F.R. 200.83 * * *

We have provided this background as evidence to the staff that we have been pro-active throughout the restatement process in addressing the concerns of all public investors (noting we do not have public common stockholders), the U.S. Attorney’s Office * * * FOIA confidential treatment requested by MQ Associates, Inc. pursuant to C.F.R. 200.83 * * *.

Importantly, we advise the SEC Staff of our belief that our current disclosure provides all material information required for investors to make informed investment decisions and complies with generally accepted accounting principles and our subsequent responses expand on our basis for that view on each matter raised by the SEC Staff.

In considering our responses to each of the SEC Staff’s comments below, we urge the SEC Staff to consider that: 1) we have no public equity holders; 2) we have reached settlement with 99.5% of our only public investors, the noteholders, from whom we were released from any and all claims and matters relating to or arising from our restatement; and 3) * * * FOIA confidential treatment requested by MQ Associates, Inc. pursuant to C.F.R. 200.83 * * *.  During the settlement negotiations, the noteholders (who purchased in an Exxon Capital transaction and are sophisticated institutional investors) were able to request any additional information they deemed necessary for making an investment decision while the 2004 Form 10-K was pending.

Form 10-K for the Fiscal Year Ended December 31, 2004
Financial Statements
Notes to Financial Statements
Note 2 — Prior Period Restatement — page 75

1.              Please revise your disclosure to separately quantify the effect of each type of restatement.  Where multiple errors are identified, quantify the amount of each restatement and the specific financial statement line items that were affected.  For example under the caption “Correction of Accounts Payable and Accrued Liabilities”, quantify the restatement relating to each major type of employee benefit program that was incorrectly accounted for, and the effect of the inadequate accounts payable cutoff procedures.  Also, revise to disclose the specific actions taken that enable you to conclude that liabilities are now fairly stated.

We note the SEC Staff request for us to amend the 2004 Form 10-K to provide revised disclosure related to the correction of the consolidated statements of operations for the years ended December 31, 2003 and 2002, respectively.  We believe that the information disclosed in the 2004 Form 10-K provides sufficient disclosure of the types of adjustments and  effects of the restatement by reconciling previously reported net income by adjustment type to adjusted net loss, as well as by providing previously reported and adjusted balance sheets as of December 31, 2003 and 2002 and statements of operations for the years then ended with a level of detail that is consistent with that disclosed on the face of the consolidated balance sheets and consolidated statements of operations.  These disclosures allow the reader to identify the material components of the restatement.  In addition, Note 2 discloses the aggregate impact of the restatement adjustments for all balance sheet and statement of operations line items.

Supplementally, we have provided additional detail below of the components of the restatement that we utilized in reconciling previous reported net income to adjusted net loss.  We believe these amounts would not require additional disclosure as they have been disclosed in aggregate and the effect on individual line items can be computed by the reader by comparing the previously reported and adjusted financial data included in Note 2 to the 2004 Form 10-K.

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

The following tables quantify the amount (in thousands) of each restatement adjustment and the specific income statement line items that were affected for 2003 and 2002.

	As Reported	Allowances for contractual adjustments and doubtful accounts(a)	Property and equipment(b)	Accounts payable and accrued liabilities(c)(d)	Accounting for taxes(e)		Accounting for leases(f)	As Restated
2003
Net revenues from services	$242,912	$(4,310)	$	$	$		$	$238,602

Costs and expenses:
Operating expenses, excluding depreciation	105,062			630			1,022	106,714
Marketing, general and administrative expenses	76,453	4,274	250	477			32	81,486
Loss on disposal of assets			197	14				211
Depreciation and amortization	28,286		(275)				(491)	27,520
Income from operations	33,111	(8,584)	(172)	(1,121)			(563)	22,671

Interest expense	24,383						(113)	24,270
Interest income	(18)							(18)
Equity in earnings of unconsolidated joint ventures	(22)							(22)

Loss before income taxes and minority interest in net income of consolidated subsidiary	8,768	(8,584)	(172)	(1,121)			(450)	(1,559)

Provision (benefit) for income taxes	3,608				(2,398)			1,210

Net loss	$5,160	$(8,584)	$(172)	$(1,121)		$2,398	$(450)	$(2,769)

The restatement adjustments for 2003 are described as follows:

(a)                       See response to SEC Staff comment 2 for further detail related to allowances for contractual adjustments and doubtful accounts.

(b)                      See response to SEC Staff comment 3 for further discussion on adjustments to property and equipment, net.

(c)                       The adjustments for accounts payable and accrued liabilities related to operating expenses were $0.2 million for repairs and maintenance costs, $0.2 million for health costs incurred but not recorded and $0.2 million for various other operating expenses.

(d)                      The adjustments for accounts payable and accrued liabilities related to marketing, general and administrative expenses were $0.3 million for health care costs incurred but not recorded and $0.2 million for bonus accruals.

(e)                       The adjustment for income taxes was driven by all of the other restatement adjustments.

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

(f)                        The adjustment related to leases was due to the net impact of leases improperly recorded as operating leases rather than capital leases.

	As Reported	Allowances for contractual adjustments and doubtful accounts(a)	Property and equipment(b)	Accounts payable and accrued liabilities(c)(d)	Accounting for taxes(e)		Accounting for leases(f)	As Restated
2002
Net revenues from services	203,411	$(3,145)	$	$	$		$	$200,266

Costs and expenses:
Operating expenses, excluding depreciation	89,358			560			568	90,486
Marketing, general and administrative expenses	61,474	3,590	127	137			32	65,360
Loss on disposal of assets			248					248
Depreciation and amortization	23,950		(170)				(370)	23,410
Income from operations	28,629	(6,735)	(205)	(697)			(230)	20,762

Interest expense	26,721						(113)	26,608
Interest income	(101)							(101)

Loss before income taxes and minority interest in net income of consolidated subsidiary	2,009	(6,735)	(205)	(697)			(117)	(5,745)

Provision (benefit) for income taxes	788				(2,867)			(2,079)

Minority interest in net income of consolidated subsidiary	40							40

Net loss	$1,181	$(6,735)	$(205)	$(697)		$2,867	$(117)	$(3,706)

The restatement adjustments for 2002 are described as follows:

(a)                       See response to SEC staff comment 2 for further detail related to allowances for contractual adjustments and doubtful accounts.

(b)                      See response to SEC staff comment 3 for further discussion on adjustments to property and equipment, net.

(c)                       The adjustments for accounts payable and accrued liabilities related to operating expenses were $0.2 million for operating supplies, $0.1 million for health care costs incurred but not recorded and $0.3 million for various other operating expenses.

(d)                      The adjustments for accounts payable and accrued liabilities related to marketing, general and administrative expenses were $0.1 million for health costs incurred but not recorded.

(e)                       The adjustment for income taxes was driven by all the other restatement adjustments.

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

(f)                        The adjustment related to leases was due to the net impact of leases improperly recorded as capital leases rather than operating leases.

We believe that our assets and liabilities are fairly stated as reported in the 2004 Form 10-K.  As part of our preparation of the financial statements to be filed with the 2004 Form 10-K, we manually reviewed existing lease agreements, property and equipment dispositions, accrued liabilities, accounts payables and subsequent period ending entries to ensure adequate cutoff controls.  This resulted in the adjustments described above.

While we are not subject to internal controls and procedures disclosure requirements set forth in Item 308 of Regulation S-K, we believe that our disclosure provided in Items 6, 7, and 9A and in the consolidated financial statements of our 2004 Form 10-K adequately describe the material weaknesses in past practices as well as the corrective measures taken to ensure the accuracy of our financial statements as of December 31, 2004.

We therefore respectfully submit that an amendment to the 2004 Form 10-K would not provide any additional material information, and at this point does not serve noteholders since settlement has been reached.

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

Allowances for Contractual Adjustments and Doubtful Accounts Adjustment, page 78

2.               We note your restatement was a result of your allowance analysis containing certain errors and the fact that you failed to consider certain available information and methodologies.  Please expand your discussion to clarify the errors in your analyses, the certain information that was not considered and the methodologies that were not used.  Your revised disclosure should provide sufficient detail to enable investors to evaluate the exact nature of the restatements. Further, please disclose the specific actions taken (e.g. current methodology) that enabled you to conclude that your allowance balances, revenues and patient receivables are now fairly stated.  Please revise your MD&A accordingly.

We believe that the information disclosed related to the allowances for contractual adjustments and doubtful accounts adjustment in the 2004 Form 10-K provides sufficient disclosure to the reader to understand the material causes of the restatement. While the disclosure does not describe each factor in specific detail, the disclosure does provide the reader with a clear and concise explanation of the restatement in this area and our disclosure in Item 9A around the material weakness provides additional information to the reader that we did not maintain effective controls to ensure the completeness of the data used in determining the valuation of contractual adjustments as well as effective controls to ensure the accuracy of the valuation at the end of the period.

* * * FOIA confidential treatment requested by MQ Associates, Inc. pursuant to C.F.R. 200.83

(2 pages omitted) * * *

We believe our accounts receivable and revenue are fairly stated because of the systems, controls and analyses we have implemented during and after the restatement process.  We have implemented a single billing system for the entire organization that serves as the foundation for revenue recognition.  This single system provides consistent, detailed data that facilitates far more robust analyses, including evaluation by payor class, short-term and long-term collection trends and provides an accurate matching of patient charges with subsequent collections and adjudication.   The ability to match collections to charges enables us to conduct a periodic liquidation analysis to validate prior estimates.  Not only are the source data and analytic methods greatly improved, but we are able to conduct a review of the contractual adjustment rate reflected in the income statement and balance sheet reserve rate with greater frequency, including substantiation between the income statement and balance sheet that was not performed in the past.  Each month, a cross-functional team reviews the contractual adjustment rate and balance sheet reserve, along with all of the underlying analyses.  This information is shared with the audit committee of the board of directors.  This entire analytic process is later validated by an account liquidation analysis that quantifies the actual amount collected against accounts outstanding as of a specific accounting period date, which was not fully performed prior to the restatement.  Further, we have implemented controls over the maintenance of changes in pricing in our billing system.

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

While we are not subject to internal controls and procedures disclosure requirements set forth in Item 308 of Regulation S-K, we believe that our disclosure provided in Items 6, 7, and 9A and in the financial statements of our 2004 Form 10-K adequately describe the material weaknesses in past practices as well as the corrective measures taken to ensure the accuracy of our financial statements as of December 31, 2004.

We therefore respectfully submit that an amendment to the 2004 Form 10-K would not provide any additional material information, and at this point does not serve noteholders since settlement has been reached.

Property and Equipment Adjustments, page 78

3.               Please revised your disclosure to reconcile the apparent inconsistency between your statement that certain property and equipment accounts were overstated in the 2003 and 2002 financial statements, to the tabular disclosure on page 76 which indicates that the restated 2003 balance was $90.2 million, representing an increase of $8.1 million compared to the previously reported amount.  Explain in detail the nature of each restatement affecting the previously recorded balances. To the extent that there were multiple and/or offsetting restatements, disclose the effect of each restatement individually.

The disclosure on page 78 addresses the overstatement of property and equipment due solely to improper recording of assets and items not removed when disposed of.  The overall increase in property and equipment in 2003 reflected on page 76 is a net number and was due in large part to the reclassification of construction in process from other long-term assets to property and equipment and the net effect of leases improperly recorded as operating leases, rather than capital leases as disclosed on page 79, which more than offset the 2003 property and equipment overstatements from certain accounts. In addition to the disclosures in Note 2, we included on page 87 disclosures regarding certain reclassifications that were made to the consolidated financial statements for the year ended December 31, 2003 to conform to the presentation for the year ended December 31, 2004.

We supplementally inform the Staff that the impact of adjustments to property and equipment, net in the 2003 consolidated financial statements was an increase of $8.1 million.  The following is a reconciliation of the balance of property and equipment, net from the previously reported amount to the restated balance at December 31, 2003.

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

As previously reported (in thousands)	$82,107
Adjustments:
a) Reclassification of CIP from other long-term assets	6,031
b) Record leases as capital vs. operating	1,221
c) Equipment received and not recorded, net	1,691
d) Reduction in depreciation expense	670
e) Cumulative effect for adjustments prior to 2003	(1,309)
f) Write off items disposed of or recorded improperly	(197)

As restated	$90,214

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

We therefore respectfully submit that an amendment to the 2004 Form 10-K would not provide any additional material information, and at this point does not serve noteholders since settlement has been reached.

1934 Act Periodic Reports

4.               Considering the cumulative effect of your restatement at January 1, 2002, tell us when you intend to file amended financial statements for the years ended December 31, 2001 and December 31, 2000.  Refer to Rule 3-03(c) of Regulation S-X.

Response to SEC Staff Comment 4 is combined with the response to SEC Staff Comment 5, which is included below.

5.               In connection with the comment above, tell us when you intend to file amended periodic reports for each quarterly period for the year ended December 31, 2003.  The amended quarterly reports should include restated comparative disclosures for each corresponding period in 2002, as these periods were originally reported beginning with the Form 10-Q for the quarter ended March 31, 2003 ( filed on May 14, 2003).

We respectfully submit to the SEC Staff that filing an amendment to the Form 10-K for the years 2001 and 2000 is not necessary for the protection of noteholders and will not provide material information to them.  In filing our 2004 Form 10-K, we provided disclosure of the impact on beginning retained earnings by type of adjustment and we provided disclosure in Item 6–Selected Financial Data and Item 7–Management Discussion and Analysis regarding the restated financial data for the years ended 2001 and 2000.  We believe that, given the amount of more recent information available and the amount of time that has passed since the end of the 2001 and 2000 fiscal years (particularly given the Company’s significant growth and other changes during the intervening time), information from those years is no longer material to investors and is readily available through our 2004 Form 10-K.

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

Similarly, we do not believe that amending the Form 10-Q for each quarterly period in 2003 and the corresponding periods in 2002 will provide noteholders with information that is material, and would only serve as an additional cost to the Company.  We believe that providing restated selected quarterly results in our 2004 Form 10-K under the heading Results of Quarterly Operations in the financial statements provided noteholders with the relevant information for the 2003 quarterly periods.  We do not believe that Forms 10-Q for the corresponding periods (each of which is over 14 quarters old) will assist investors in evaluating their notes and making investing decisions in today’s market.

Given that we were able to work out a settlement with our investors, which are sophisticated institutional investors, in which they did not request amended 2000 and 2001 financial statements, revised Forms 10-K for those periods beyond the information provided in our 2004 Form 10-K or amendments to our quarterly reports for the corresponding periods in 2003, we do not believe amending those filings would provide investors with material information.

As requested by the SEC Staff, we acknowledge that

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (678) 992-7389 or William L. Tolbert, Jr. of Jenner & Block LLP at (740) 633-9500.

Sincerely,

C. Christian Winkle
Chief Executive Officer

cc:	Brian K. Bhandari
Staff Accountant
Securities and Exchange Commission

Carlton Tartar
Assistant Chief Accountant
Securities and Exchange Commission

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

William L. Tolbert, Jr.
Jenner & Block, LLP

John Sittig
PricewaterhouseCoopers LLP

Derek Wallen
O’Melveny & Meyers, LLP